UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

American Hospitality Properties REIT, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10999

Delaware	83-2386947
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5950 Berkshire Lane, Suite 850
Dallas, Texas	75225
(Address of principal executive offices)	(Zip Code)

(214) 750-2967
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Form 1-K.

The forward-looking statements included in this Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the effect on lodging demand of (i) changes in national and local economic and business conditions, including concerns about the duration and strength of U.S. economic growth, global economic prospects, consumer confidence and the value of the U.S. dollar, and (ii) factors that may shape public perception of travel to a particular location such as natural disasters, weather, pandemics (including COVID-19), changes in the international political climate, and the occurrence or potential occurrence of terrorist attacks, all of which will affect occupancy rates at our hotels and the demand for hotel products and services;

•	events beyond our control such as wars, terrorist attacks, government shut-downs and other travel-related health concerns;

•	volatility in global financial and credit markets, and the impact of budget deficits and potential U.S. governmental action to address such deficits through reductions in spending and similar austerity measures, which could materially adversely affect U.S. and global economic conditions, business activity, credit availability, borrowing costs, and lodging demand;

•	operating risks associated with the hotel business, including the effect of labor stoppages or strikes, increasing operating or labor costs or changes in workplace rules that affect labor costs;

•	the reduction in our operating flexibility and the limitation on our ability to pay dividends and make distributions resulting from restrictive covenants in our debt agreements, which limit the amount of distributions payable to our stockholders, and other risks associated with the amount of our indebtedness or related to restrictive covenants in our debt agreements, including the risk that a default could occur;

•	our ability to maintain our properties in a first-class manner, including meeting capital expenditures requirements, and the effect of renovations, including temporary closures, on our hotel occupancy and financial results;

•	the ability of our hotels to compete effectively against other lodging businesses in the highly competitive markets in which we operate in terms of access, location, quality of accommodations and room rate structures;

•	our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with our expectations;

•	relationships with property managers and joint venture partners and our ability to realize the expected benefits of our joint ventures and other strategic relationships;

•	risks associated with a single manager, PAH Management LLC, managing our properties;

•	changes in the desirability of the geographic regions of the hotels in our portfolio or in the travel patterns of hotel customers;

•	the ability of third-party internet and other travel intermediaries to attract and retain customers;

•	our ability to recover fully under our existing insurance policies for terrorist acts and our ability to maintain adequate or full replacement cost “all-risk” property insurance policies on our properties on commercially reasonable terms;

•	the effect of a data breach or significant disruption of hotel operator information technology networks as a result of cyber attacks;

•	the effects of tax legislative action and other changes in laws and regulations, or the interpretation thereof, including the need for compliance with new environmental and safety requirements;

•	the ability of the Company to be established by Host Inc. to continue to satisfy complex rules in order to qualify as REITs for U.S. federal income tax purposes; and

•	risks associated with our ability to execute our dividend policy, including factors such as investment activity, operating results and the economic outlook, any or all of which may influence the decision of our board of directors as to whether to pay future dividends at levels previously disclosed or to use available cash to pay special dividends.

Item 1.	Business

General

American Hospitality Properties REIT, Inc. is a newly organized Delaware corporation, formed to invest in limited and upscale select service hotels in the United States. Through June 30, 2020, the only business activities in which the Company has been engaged has been the issuance of stock in its initial offering pursuant to the terms of its offering statement that was qualified by the Securities and Exchange Commission on July 19, 2019. As of June 30, 2020, the Company has sold $3,883,084 in shares of its common stock.

Substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our Operating Partnership, either directly or through its subsidiaries, and we will be the sole general partner of our Operating Partnership.  Additionally, we will contribute the net proceeds from our initial offering (including the proceeds from the private placements to our Sponsor, as described below) to our Operating Partnership in exchange for OP Units. We intend to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2020.

The Manager believes that the current hospitality real estate environment provides the Company the opportunity to acquire attractively priced hotel properties. The Manager's ability to increase value will be based on applying sound acquisition policies and taking advantage of the disparity between the purchase price and stabilized value and replacement cost of these properties. The Company expects to acquire the Properties at prices that are less than the stabilized values and replacement costs of the properties.

The Manager is a strategic buyer of hotel properties and brings proven hotel management expertise to each investment. The Manager will apply aggressive expense reduction strategies to each acquired hotel. By doing so, the Manager expects to increase net revenues at each hotel without any improvement in occupancy or room rates or gross revenues. This should create enhanced stockholder value through greater net operating income and increased cash flow to the stockholders while maintaining a high level of guest service.

The Company’s objective is to provide its stockholders with risk-adjusted returns through investments in the Properties. The Company believes that the Properties will generate positive cash flow because:

(i)       Expense Reduction and Revenue Improvement. The Manager will apply cost reduction measures to increase cash flow and repositioning procedures to improve gross revenues upon takeover.

(ii)      Location. The Manager intends to acquire Properties located in areas of the United States that it believes are business destinations or otherwise expected to experience an influx of travelers seeking hotel rooms.

(iii)     Occupancy. The number of hotel rooms in the United States has decreased in the recent past due, in part, to issues facing the global credit markets. Additionally, current data suggests that business travel has increased. The Manager believes that this has contributed to an increase in demand for hotel rooms, resulting in higher rates.

(iv)     Strong Brand Affiliation. The Properties are anticipated to be operated under worldwide recognized brands with strong, global reservation systems, including, without limitation, Marriott, Hilton and Hyatt.

(v)      Barriers to Entry. The Properties are anticipated to be located in regions where new construction is difficult due to high construction costs and limited available sites zoned for hotel use. The Manager believes this will provide the hotels acquired by the Fund greater market Share than would be the case if numerous competitive hotels were able to be developed nearby.

(vi)     Pricing Opportunity. The Manager expects to acquire the Properties at a price below the current replacement cost.

The Manager expects to operate the Company for approximately five years. Following that time, the Company anticipates selling the Properties for the best possible price, either to an affiliated public entity or to an independent third party.

The Manager anticipates that distributions will commence beginning with the first full month following the acquisition of the first Property. The frequency of the distributions will depend on the method of delivery selected by our stockholders. Stockholders who elect to have their distributions delivered electronically will receive distributions monthly, while stockholders who elect physical delivery will receive distributions quarterly. The distribution to any stockholder who has not held his or her Shares for an entire month or quarter, as applicable, will be calculated based on the number of days in the month or quarter, as applicable, such Shares are held by the stockholder. THERE CAN BE NO ASSURANCE THAT THESE OBJECTIVES WILL BE ACHIEVED.

Our REIT Structure

We believe that our currently contemplated business operations will enable us to qualify as a REIT beginning with our taxable year ending December 31, 2020.  Our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code relating to, among other things, compliance with the REIT income and asset tests.  There is no assurance that we will qualify as a REIT or, if qualified, will maintain such qualification in the future.

In order for the income from our hotel operations to be REIT qualifying income, we cannot directly operate any of our hotel properties.  As a result, we intend to lease our hotel properties to one or more TRSs that are wholly owned by our Operating Partnership.  The rent paid to us by each of these TRSs will be REIT qualifying income provided that the hotels are managed by an “eligible independent contractor” and the lease rates do are not “excessive.”  It is currently anticipated that the Operator will manage our hotels.  We believe that the Operator will qualify as an independent contractor.  A TRS is a corporate entity that pays federal income tax at regular corporate rates on its taxable income.

Opportunity Overview

The state of the lodging industry in the United States is strong. Since the last economic downturn, the industry has recorded over 100 months of consecutive RevPAR (Revenue per Available Room) growth. Although supply growth has increased over the last several years, the growth has been concentrated in major markets. Furthermore, supply growth is still significantly below past growth peaks. The Company expects that supply growth will moderate in the near future and that the industry will not see peak supply growth similar to prior cycles. There are several contributing factors dampening supply growth in this cycle. Construction loans, although ample available, have significantly stricter terms that in the past, requiring developers to share more of the downside risk. Construction cost for both material and labor continues to grow significantly faster than the average CPI reducing developers profit margins and rendering once viable Properties unprofitable.

With GDP expected to continue to grow and supply growth remaining relatively constraint, the Company believes that the lodging industry will continue to expand as a steady pace except for certain unforeseeable events that could negatively impact GDP growth. The Company also expects that there will be ample hotel investment opportunities both in individual and portfolio transactions available in the market place, allowing it to focus on and revenue management. Furthermore, with the Company’s senior leadership’s industry experience (each having more than 20 years of hotel investment and hotel operations experience), the Company is able to source and identify investment opportunities through various channels.

Finally, the Company’s conservative capital management policy, which includes maintaining lower leverage and maintaining larger capital cushion at all given times, will allow it to not only weather unforeseeable events but also be able to opportunistically take advantage of investment opportunities in distress during such periods.

The lodging industry is highly specialized both in general and in its separation of duties between various stakeholders. Customers staying at the hotel interact with up to four different entities. Reservations are often handled through third party online travel agents, such as Expedia, Priceline, or Hotels.com. The hotel’s standards (both physical layout and minimum operating levels) are set by franchisors, such as Hilton, Marriott or Hyatt. The hotels themselves are operated by management companies that are either affiliated with the ownership or are true independent managers. Finally, the hotels facilities are maintained and improved by owners investing in the real estate.

The company believes that combining ownership with management, simplifies the customer on-site experience and streamlines decision making to improve overall returns to the ownership. The company’s senior leadership experience allows it to successfully navigate the complex operating model and identify value creation opportunities and maximize each stakeholder’s strength towards the success of the hotel investments.

Company’s Opportunity

The Company believes that it will continue to be able to identify acquisition opportunities that will allow it to utilize its strengths to create above average investment returns. The Company generally believes that its ability to generate profits is grounded upon implementing sound acquisition policies, and that a critical benchmark for acquisition decision-making is disparity of purchase price to stabilized value and replacement costs. The company will seek to purchase the Properties at a price that is less than the stabilized and replacement value, as determined by the Manager, which would allow the Company to make capital expenditures for upgrades and other items to increase occupancy and room rental rates. In addition, through a strategic and tactical business platform, it is anticipated that the Operator will apply aggressive hotel management strategies to each Property it manages to provide value.

The Company generally expects to hold and operate each Property for approximately five years, and then to sell the Properties for the best price obtainable. The Company anticipates that it should be able to sell Properties for more that it paid for them, but there can be no assurances. If a Property is sold within one year of the termination date of our initial offering, the Manager, may at its sole discretion, reinvest the sale proceeds from the sale of such Property in a new Property. The Manager intends to obtain financing to acquire the Properties.

Company’s Goals

The following are some of the Company’s goals:

•	Preserve our stockholders’ capital investments.

•	Realize income through the acquisition, operation and sale of the Properties.

•	Target an overall annualized rate of return to our stockholders.

•	Make distributions to our stockholders from cash generated by operations, anticipated to be 7% cumulative, annual distribution, on the price of the shares.

•	Invest opportunistically in value-add premium branded select-service and compact full-service hotel in superior locations at a discount to projected value and replacement cost, which typically are in need of repositioning, management and other enhancements.

•	Provide an investment term of approximately five years after the termination date of our intitial offering to enable our stockholders to realize a return on their investment through (i) liquidating our assets and distributing cash to our stockholders, (ii) merging with a public entity to provide our stockholders with cash or liquid securities or (iii) combining with other entities managed by the Manager to create a publicly traded REIT.

THERE CAN BE NO ASSURANCE THAT ANY OF THESE OBJECTIVES WILL BE ACHIEVED.

Property Philosophy and Strategy

The principals of the Manager believe that rewards should be based on performance, which is why the Manager’s Asset Management Fee is based on the total revenue of the Properties as opposed to another factor such as the total amount invested in Shares. The Company also believes that the primary key to success include disciplined and aggressive property and asset management, as well as acquiring Properties at a significant discount to (1) projected stabilized value after occupancy and room rental rates have been optimized and improvements have been made and (2) replacement cost in order to afford necessary capital expenditures to improve the Properties to competitive standards. The Company intends to use the techniques to provide it with sufficient margin to improve, manage and sell the Properties in a compressed time frame.

The Company intends to acquire Properties, where the hotels are value-add, with RevPAR that is lower than hotels competing in the same class or lower than similar positioned hotels in the Company portfolio. RevPAR is typically calculated by dividing the total revenue of the rooms by the total number of rooms available during a particular time frame (or alternatively by multiplying a hotel’s average daily room rate by its occupancy rate), and is often used in the hotel industry as an indicator of the overall financial performance of a hotel relative to other comparable hotels. Through aggressive management, sales and marketing as well as strategic capital improvements, the Company believes that it will be able to successfully reposition the hotels it acquires and increase RevPAR to competitive levels.

The Company also intends to acquire Properties both through its extensive relationship with the broker networks as well as the hotel ownership community at large. The Company expects to be able to transact on both on-market opportunities, i.e. properties listed through brokers, and off-market opportunities, i.e. properties sold through direct contact and negotiations with the sellers. In addition, the Company will also look at opportunistic transactions, such as transactions with distressed sellers or recapitalization efforts as well as mergers and acquisitions deals typically offered through investment banking relationships. All these types of acquisitions generally require good timing and a sufficient amount of available capital. The company believes that the experience of the principals of the Manager and the capital management policies of the Company will enable the Company to acquire Properties quickly and with less leverage than most competitors.

Property Acquisition Sources

 The Manager will engage in competitive bidding situations in which properties are marketed by traditional commercial real estate brokers as well as pursue off-market opportunities. The Manager has a network of resources to assist it in identifying potential sellers of attractive properties. Though time consuming, the benefits to the seller from this “off market” strategy are the avoidance of business disruption, no broker fees, greater transaction certainty and seller privacy. The obvious benefit to the Company is a discount to the market price.

Joint Venture Investments

We expect to enter into joint ventures with third party capital sources in order to achieve the following objectives: (1) increasing the return on the Company’s invested capital, (2) diversifying our access to equity capital and (3) leveraging the invested capital to promote our brand and increase market share.  Our Manager has sponsored five other funds that have raised an aggregate of approximately $120 million from third-party institutional investors and have acquired an aggregate of 16 hotels.  There can be no assurance that the Company will be able to raise similar amounts of capital or acquire a similar number of hotels.  In addition, the co-venturer under any joint venture agreement we enter into may have the right to compel us to buy out their interest at a time when we may not have sufficient funds to acquire the interest.  In that event, we may need to sell the Properties owned by that joint venture.

Description of the Properties

 The Company will seek to invest substantially all of the net Offering Proceeds available for investment in premium branded hotels, which will be located in the United States. It is anticipated that the Properties will consist of existing hotels. All of the Properties are anticipated to be branded, franchised hotels. There are no limitations on the number or size of Properties to be acquired by the Company or the percentage of the proceeds from our initial offering that may be invested in a single Property.

 As of June 30, 2020, the Company has not identified any Properties for acquisition. The number and mix of Properties acquired by the Company will be determined in the sole discretion of the Manager and will depend, in part, on the net proceeds of its offering, the real estate market and financing conditions existing at the time the Company makes its investments in Properties, and other circumstances outside the control of the Company and the Manager. The number of Properties to be acquired is unknown and may vary.

 The Company’s primary strategy will be to identify and acquire Properties which provide a value added opportunity for the Company. The Company currently intends to seek Properties that have one or more of the following characteristics:

•	current or projected cash flow in an amount equal to at least a 9% return on the Company’s investment,

•	the Property provides a “value-add” opportunity through expense management,

•	the Property’s location in an established area,

•	the Property’s affiliation or anticipated affiliation with a strong hotel flag with a national and/or international reservations system,

•	a favorable location, such as in a high growth area or an area with relatively few competing properties, and

•	a purchase price that is below the replacement cost of the Property, as determined in the Manager’s sole discretion. The Company may acquire Properties that do not meet one or more of these criteria.

Acquisition and Financing Terms

Acquisition Terms

The Company intends to purchase the Properties from unaffiliated sellers. The Company will acquire the Properties “as is” except as otherwise set forth in the purchase agreements. The terms of the purchase and sale agreements are not currently known. It is anticipated that the Company will be responsible for paying all or a portion of the closing costs related to the acquisition of the Properties and that the Company will be required to establish reserves related to each Property acquired. The Company may be required to pay various acquisition fees when it acquires Properties from franchisees, including transfer fees, affiliation fees and costs associated with property improvement plans.

The Manager has formed an investment committee, which is initially comprised of W. L. “Perch” Nelson, Jay Anderson and Jan Kuehnemann, all of whom are officers of our Manager (the “Investment Committee”). See “Management.” The Investment Committee will have three members unless otherwise determined by the Manager, and the consent of at least three members of the Investment Committee is required to authorize any recommendation of the Investment Committee. The Investment Committee will provide recommendations to the Company regarding the identification, acquisition and disposition of the Properties, but will not have the authority to decide which Properties to acquire.

It is anticipated that the Company will own the Properties either directly or through special purpose entities; provided, however, that the Company may purchase some of the Properties in connection with joint venture partners, and the Company may acquire long-term ground lease interests or limited liability company membership interests in entities that own the Properties. In the event the Company acquires a Property together with a joint venture partner, it is anticipated that the Company will enter into a partnership or operating agreement with the joint venture partner and the joint venture partner will hold the ownership interest in any such Properties. Thus, the Company will only own an interest in an entity in the event any Property is purchased in a joint venture. The Company will not acquire undivided interests in any Properties, including interests offered through a tenant-in-common syndication program.

The acquisition structure for the Properties is unknown, and the manner of acquisition will be determined in the sole discretion of the Manager. The Manager or its Affiliates are entitled to receive an Acquisition Fee with respect to the Properties in an amount up to 3% of the gross sales price of each Property. The Company generally expects to hold and operate each Property for approximately five years from the date of its acquisition, and it is anticipated that no Property will be held for more than 10 years from the date of acquisition of such Property. The Properties may be sold to affiliates of the Manager, but only if the price is equal to or greater than the value determined by an independent appraisal.

Financing Terms

The Company anticipates that it will enter into loans from various third party lenders to acquire the Properties. The terms of such loans are unknown. Although the Company anticipates obtaining loans for the Properties that will be nonrecourse as to principal and interest, it is possible that lenders may require the Manager and the Company to be personally liable for certain nonrecourse carve-outs and springing recourse events. In circumstances where personal liability attaches, the lender could proceed against the Company’s assets. The loan-to-value ratio for each Property acquired will not exceed 70%. The Manager has not obtained any financing commitments for any Properties. The terms of the Property loans will vary. The loans obtained by the Company may be interest only loans and variable interest rate loans. The lenders may require certain reserves to be funded and maintained by the Company, including interest reserves. It is anticipated that the loans will have short terms and will require balloon payments at the end of the loan term. The Company will not incur any recourse indebtedness.

Target Markets

The Company intends to seek investment opportunities in value-add Properties located throughout the United States. The Company anticipates determining the relative strength and position of each market under consideration by analyzing RevPAR trends, new construction, forecasted rates and occupancy figures and by applying measurable metric criteria to each market analyzed. The investment potential of a hotel in a specific market depends significantly upon where the market is in the cycle. For example, a market that has entered the last stage of a recessionary phase could be expected to begin its recovery by the end of the year. As the fundamentals improve, the value of the property in such market would also be expected to improve. The Company currently intends to seek Properties, where the hotels are located in a high growth area or an area with relatively few competing properties.

Risk Management/Mitigation

The Manager believes that the best way to position an acquisition to offset a significant potential market downturn is through "best in class" due diligence, conservative underwriting and market evaluation and intensive management of cash flow. The Manager strongly believes that its ability to buy a Property "right," the thoroughness of its due diligence process and its conservative approach to pro forma analysis will mitigate the controllable acquisition risk. In addition, the Manager's expertise in reducing costs and improving net income should result in stable valuations of the Properties acquired even in times of reduced occupancy and lower gross revenues. In the event the Company is faced with an economic downturn similar to what existed in 2008 and 2009, there are a number of measures that are built into the Company’s investment and management process that should minimize risk from market downturn:

•	Cost cutting measures will be instituted at the property level and will not be limited to labor expense.

•	Aggressive pricing will be used to ensure that property captures the maximum revenue per available room.

•	Property upgrades will be considered to increase the ability of the Property to compete within its sub-market.

•	Sales efforts will re-focus upon client/business at other hotels in that sub-market by offering direct, aggressive pricing. This low margin business may then be replaced as market conditions stabilize and higher rated, more profitable business will then be pursued.

Comparison with Other Real Estate Funds

Alignment of Interests

The Company is structured to align the interests of our stockholders and the Manager. For instance, the Manager’s Asset Management Fee is based on the gross revenues of the Properties, not the total amount invested in the Company by our stockholders.

Effective Operator

The Operator, PAH Management, LLC, is an affiliate of the Manager and currently operates 16 hotels. The principals of the Oerator, who are also members of the Manager’s management team, have over 135 years of collective experience operating hotels and resorts. The Company believes that the properties held by certain other real estate funds may not be managed or operated by persons or entities with as much experience as the management team of the Operator. If the Operator is contractually prohibited or is otherwise unable or elects not to operate a Property, another operator will be chosen for that Property in the sole discretion of the Manager.

Properties Recommended by the Investment Committee

The Investment Committee will provide recommendations to the Company regarding the identification, acquisition and disposition of the Properties, and our board of directors will not cause the Company to purchase any Properties without the recommendation of the Investment Committee.

Shorter Property Period

The Company anticipates an investment period of approximately five years after the termination date of the offering.

Low Minimum Investment Amount

The Company believes that many other private real estate funds typically require high minimum investment amounts and are available only to institutional stockholders and ultra high-net-worth individuals. By offering a minimum investment amount of only $500 shares, or $5,000 based on the $10.00 initial Transaction Price, the Company provides the opportunity for a wide range of stockholders who are “qualified purchasers” to make an investment that is in line with their investment goals. See “Investment Criteria.”

Property Operation

It is anticipated that the TRSs will enter into one or more hotel management agreements with the Operator to operate the Properties. It is anticipated that the Operator will operate all of the Properties, but if the Operator is contractually prohibited or is otherwise unable or elects not to operate a Property, another operator will be chosen for that Property in the sole discretion of the Manager, provided that such operator qualifies as an eligible independent contractor. It is not anticipated that the Operator will enter into any subcontract agreements relating to the operation of any Property. The Company seeks to acquire Properties that will generate positive cash flow after payment of all expenses, including amortization of any Property loans and payment of hotel management fees. The Company believes that the operating methodology employed by the Operator will help the Company achieve this goal.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage Properties with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, REITs, private real estate funds, and other entities engaged in real estate investment activities, which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous other entities with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per Property and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Investment Company Act Considerations

 We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as investment companies under the Investment Company Act of 1940, as amended, or the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We anticipate that we will hold real estate and real estate-related assets described below (1) directly, (2) through wholly-owned subsidiaries, (3) through majority-owned joint venture subsidiaries, and (4) to a lesser extent, through minority-owned joint venture subsidiaries.

We expect to use substantially all of the net proceeds from the offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of assets primarily consisting of multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt, as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties.

We will monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of the Company is made by us. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be requiring to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “Risk Factors—Risks related to Our Organizational Structure—Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.”

Litigation

There are no legal actions pending against the Company or the Manager, nor, to the knowledge of management, is any litigation threatened either any of them, any of their management, or any affiliate, which may materially affect operations or projected goals.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

American Hospitality Properties REIT, Inc. was organized in the State of Delaware on August 13, 2018 to engage primarily in the acquisition and management of premium branded hotels in the United States. We believe that the current hospitality real estate environment provides us the opportunity to acquire attractively priced hotel properties. We anticipate being able to increase the value of the Properties we acquire through applying sound acquisition policies and taking advantage of the disparity between the purchase price and the stabilized value and replacement costs of the properties. The Company expects to acquire the Properties at prices that are less than the stabilized values and replacement costs of the properties. The Manager, directly and through its oversight of the Operator, will apply aggressive expense reduction strategies to each Property. By doing so, the Manager expects to increase net revenues at each Property without any improvement in occupancy or room rates or gross revenues. The Company expects to generate positive cash flow from the Properties based on a number of factors, including reducing expenses, acquiring Properties in areas we believe are business destinations, operating the Properties under widely recognized brands and acquiring the Properties at prices below the current replacement costs. See “Description of Business.”

Operating Results

As of June 30, 2020, the only business activities in which the Company has engaged has been the issuance of stock in its initial offering pursuant to the terms of its offering statement that was qualified by the SEC on July 19, 2020. As of June 30, 2020, the Company has sold $3,883,084 in shares of its common stock. We expect to use substantially all of the net proceeds from our initial offering to invest in and manage a diverse portfolio of hotel properties. To meet our need for cash, we are attempting to raise money from our initial offering. The maximum aggregate amount of the offering will be required to fully implement our business plan. If we are unable to successfully generate revenue, we may quickly use up the proceeds from the offering and will need to find alternative sources. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our initial offering to conduct our proposed operations. We will obtain the capital required to purchase the Properties and conduct our operations from the proceeds of the offering, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we have not made any investments, and our total assets are $1,214,488, consisting of cash and other assets.

If we are unable to raise substantially more funds in the offering than the amount that we have raised as of June 30, 2020, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered company, regardless of whether we are able to raise substantial funds in our initial offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. To the extent that we have insufficient funds for maintenance and repair of the Properties, we may establish reserves from gross offering proceeds or out of cash flow from operations.

We currently have no outstanding debt. Once we have fully invested the proceeds of the offering, we expect our debt financing to be approximately 70% of the value of our assets. Our charter does not limit us from incurring debt.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager and its affiliates. During our organization and offering stage, these payments will include payments to our Manager for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager and its affiliates in connection with the selection and purchase of the Properties, the management of the Properties and costs incurred by our Manager and its affiliates in providing services to us. For a discussion of the compensation to be paid t our Manager and its affiliates, see “Management Compensation.”

We are highly dependent upon the success of the offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as incurring indebtedness, which would likely not be possible for the Company. However, if such financing will available, because we are a development stage company with no operations to date, we would likely have to pay additional costs in order to obtain such debt financing. If the Company cannot raise additional proceeds through a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, stockholders would lose all of their investment.

Item 3.	Directors and Officers

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to the board of directors’ supervision. The current board members are W.L. “Perch” Nelson and Jay Anderson.

All members of our board of directors will serve annual terms. Upon the expiration of their terms at the annual meeting of stockholders in 2021, directors will be elected to serve a term of one year and until his or her successor is elected and qualified. With respect to the election of directors, each candidate nominated for election to our board of directors must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

Our current directors are also executive officers of our Manager and serve on the investment committees for affiliates of our Manager. In order to ameliorate the risks created by conflicts of interest, our board of directors will appoint an independent representative to address any potential conflicts (the “Independent Representative”). The Independent Representative will act upon conflicts of interest matters, including transactions between us and our Manager.

Although the number of board members may be increased or decreased, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed for fraud, gross negligence or willful misconduct as determined by non-appealable decision of a court of competent jurisdiction, or by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

Our charter and bylaws provide that any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Our charter and bylaws provide that any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting with the unanimous consent, in writing or by electronic transmissions, of each stockholder entitled to vote on the matter.

Under Delaware law, our directors must perform their duties in good faith and in a manner each director believes to be in our best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

Our general investment and borrowing policies are set forth in this Form 1-K. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and Manager follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this Form 1-K.

Committees of the Board of Directors

Our board of directors may delegate many of its powers to one or more committees. As of June 30, 2020, no board committees have been established.

Executive Officers and Directors

We have provided below certain information about our directors and executive officers.

Name	Age	Position Held
W.L. “Perch” Nelson	59	Director, Chief Executive Officer
Jay Anderson	51	Director, Executive Vice President/Controller
Jan Kuehnemann	44	Vice President - Acquisitions

Currently, all of our directors are also officers of our Manager and serve as members on the Investment Committee. The address of each director listed is 5950 Berkshire Lane, Suite 850, Dallas, Texas 75225. Biographical information for each of our directors may be found below under “Executive Officers of our Manager.”

Compensation of Officers and Directors

Our board of directors has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity. However, we currently do not intend to pay our board members or officers any compensation for serving as members of our board of directors and officers, respectively.

A member of our board of directors who is also an employee of our Manager or our sponsor is referred to as an executive director. Executive directors will not receive compensation for serving on our board of directors. Our board of directors has the authority to fix the compensation of any non-executive directors that may serve on our board of directors in the future. Our board of directors may pay compensation to directors for services rendered to us in any other capacity. We will also reimburse each of our directors for their travel expenses incurred in connection with their attendance at full board of directors and committee meetings, if any, including meetings of the Investment Committee. We have not made any payments to any of our directors to date.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Limitations on Director and Officer Liability and Indemnification

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Upon completion of our initial offering, our certificate of incorporation and our bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation and our bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Upon completion of our initial offering, our bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her inactions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

Prior to the completion of the offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions that will be contained in our certificate of incorporation and our bylaws upon completion of our initial offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established the Investment Committee that will make decisions with respect to all acquisitions and dispositions. See “—Investment Committee of our Manager” below. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this Form 1-K unless they are modified by our board of directors. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled, subject to approval by our board of directors.

Our Manager performs its duties and responsibilities pursuant to a management agreement between our Manager and the Company. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our stockholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Responsibilities of our Manager

The responsibilities of our Manager include:

Property Advisory, Origination and Acquisition Services

•	approve and oversee our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

•	serve as our investment manager with respect to sourcing, underwriting, acquiring, financing, investing in and managing a diversified portfolio of limited service hotel properties;

•	adopt and periodically review our investment guidelines;

•	structure the terms and conditions of our acquisitions, sales and joint ventures;

•	enter into service contracts for the properties and other investments;

•	approve and oversee our debt financing strategies;

•	approve joint ventures, limited partnerships and other such relationships with third parties;

•	approve any potential liquidity transaction;

•	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;

•	oversee and conduct the due diligence process related to prospective investments;

•	prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for the Investment Committee to evaluate the proposed investments; and

•	negotiate and execute approved investments and other transactions.

Offering Services

•	the development of the offering, including the determination of its specific terms;

•	preparation and approval of all marketing materials to be used by us relating to the offering;

•	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

•	creation and implementation of various technology and electronic communications related to the offering; and

•	all other services related to the offering.

Asset Management Services

•	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under the management agreement, including, without limitation, consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under the management agreement;

•	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

•	monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;

•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

•	coordinate and manage relationships between us and any joint venture partners.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;

•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

•	provide financial and operational planning services and portfolio management functions;

•	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

•	maintain all appropriate company books and records;

•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

•	provide us with all necessary cash management services;

•	evaluate and obtain adequate insurance coverage based upon risk management determinations;

•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Stockholder Services

•	determine our distribution policy and authorizing distributions from time to time;

•	manage communications with our stockholders, including answering phone calls, preparing and sending written and electronic reports and other communications; and

•	establish technology infrastructure to assist in providing stockholder support and services.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third party broker if necessary;

•	negotiate terms of, arrange and execute financing agreements;

•	manage relationships between us and our lenders, if any; and

•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate and approve potential asset dispositions, sales or liquidity transactions; and

•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Executive Officers of our Manager

The executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
W. L. “Perch” Nelson	59	Chief Executive Officer and President
Jay Anderson	51	Executive Vice President/Controller
Jan Kuehnemann	44	Vice President - Acquisitions

W.L. “Perch” Nelson has served as President of our Manager since 2009. Perch Nelson’s achievements demonstrate his strengths in real estate development, acquisition and capital management. He served as Capital Asset Manager for Wyndham Hotels & Resorts charged with capital improvement budgets. At Wyndham, he was responsible for developing and executing the strategic re-positioning plans for the Garden, Hotel and Resort Divisions. Following the merger of Wyndham Hotels & Resorts and Patriot American Hospitality, Mr. Nelson also assumed the departmental responsibility of the Capital Management and Product Development for all Wyndham International’s brands. He was responsible for 200 hotels, but not only the Wyndham branded hotels but also the franchise products flagged by Hyatt, Radisson, Holiday Inn Select, Hampton Inn, Doubletree, and Marriott. Mr. Nelson, as head of the capital deployment area, managed post-merger growth in the annual development budget from $214 million to well over $300 million.

Mr. Nelson left Wyndham to acquire hotels for his own personal account. Using his own funds, Mr. Nelson successfully acquired and managed a small group of hotels. This served as additional exposure to the day- to-day management required to run a hotel. Post-acquisition, he oversaw hotel operations including management of the employees, revenue maximization, purchasing, customer relations, and human resources. Mr. Nelson, as the owner, had a hand in everything related to the operation of the hotel.

Mr. Nelson has over 30 years of experience in the Real Estate industry in acquisition, development and the asset management of commercial properties. Mr. Nelson achieved Dean’s list Honors at Southern Methodist University while pursuing a BA in economics.

Jay Anderson has served as Executive Vice President/Controller of our Manager since 2009. Prior to joining our Manager, Mr. Anderson started as a Controller with Wyndham International, working in both the downtown hotel and resort markets. He was soon promoted to Area Controller, overseeing a diverse portfolio of fifteen hotels and resorts in the North West and Mid-West, including The Buttes Resort, The Peaks, Carmel Valley Ranch, The Golden Door Spa, and the Boulders Resort. Jay soon moved to the corporate office in Dallas, responsible for maintaining their SAP and Hyperion Essbase systems. He eventually moved to Aimbridge Hospitality as a Director of Finance, where he was responsible for building their reporting and budgeting tools. As Aimbridge grew, Mr. Anderson was promoted to VP of Finance and Assistant Treasurer, and took ownership for the daily cash management of over eighty hotels as well as all corporate reporting to ownership. Jay then became the VP of Information Systems, where he successfully migrated their reporting system to Alloso Technologies.

Jan Kuehnemann has served as Vice President - Acquisitions since August 2019. Prior to joining our Manager, Mr. Kuehnemann was Vice President of Capital Transactions Group at FelCor Lodging Trust, where he was responsible for all acquisition and disposition efforts of the company. During his tenure with FelCor, he closed over $2 billion in hotel transactions, facilitated in the development of the annual strategic plan for the company to assess current goals, and negotiated management agreement for both newly acquired hotels and existing hotels, including a master agreement with Hilton Worldwide resulting in significant cost savings and enhanced alignment of interested between manager and owner. Prior to joining FelCor, Mr. Kuehnemann worked in hotel operations in Germany. He is a graduate of Cornell University, where he received a degree from the School of Hotel Management.

Investment Committee of our Manager

The Investment Committee will assist our Manager in fulfilling its oversight responsibilities by (1) considering and approving of each investment made by us, (2) establishing our investment guidelines and overseeing our investments, and the investment activity of other accounts and funds held for our benefit and (3) overseeing the investment activities of certain of our subsidiaries. The Investment Committee will consist of at least four members, each of whom will be appointed by our Manager, who will serve until such time as such Investment Committee member resigns or is replaced by our Manager, in its sole and absolute discretion. The Investment Committee is comprised of Messrs. Nelson, Anderson and Kuehnemann.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our Manager. As executive officers of our Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, the management agreement limits the liability of our Manager, its officers, members and affiliates for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers, members and affiliates.

The management agreement provides that to the fullest extent permitted by applicable law our Manager, its officers, members and affiliates will not be liable to us. In addition, pursuant to the management agreement, we have agreed to indemnify our Manager, its officers, members and affiliates to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the management agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of our Manager’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

The management agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances.

Our board of directors may only remove our Manager at any time with 30 days’ prior written notice for “cause.” “Cause” is defined as:

•	our Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, then our Manager may not be removed; or

•	the dissolution of our Manager.

Unsatisfactory financial performance does not constitute “cause” under the management agreement.

In the event of the removal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Holdings of our Shares

Our Manager has committed to purchase 25,000 Shares from us at $10.00 per Share (for net proceeds to us of $250,000) in a private placement, 12,500 of which have been purchased as June 30, 2020 and the other 12,500 will be purchased on the date we terminate the offering.

Management Compensation

The following information summarizes the forms and estimated amounts of compensation (some of which involve cost reimbursements) to be paid by the special purpose entities (“SPEs”) acquiring from Properties, or others, to the Manager and its affiliates. Much of this compensation will be paid regardless of the success or profitability of the acquired Properties. None of these fees were determined by arm’s length negotiations. Except as disclosed in this Memorandum, neither the Company nor any of its Affiliates, directors, officers, employees, agents or counselors are participating, directly or indirectly, in any other compensation or remuneration with respect to the Offering. The percentage of such fees that will be attributable to the Company will be equal to the Company’s percentage interest in the SPE making the applicable payment.

Form of Compensation	Description	Estimated Amount of Compensation

Offering and Organization Stage:

Organization and Offering Expenses:	The Manager be entitled to be reimbursed for organization and offering expenses associated with the offering, in an aggregate amount not to exceed 2.5% of the gross proceeds of the offering. Organization and offering expenses include the legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, charges of the Manager for administrative services related to the issuance of the shares of common stock in the offering, the reimbursement of bona fide due diligence expenses of broker-dealers, reimbursement of the Manager for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education and education meetings held by the Company (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars and travel, meal and lodging costs for officers and employees of the Manager and its affiliates to attend retail seminars conducted by broker-dealers, legal fees of the dealer manager of the offering and promotional items. The organization and offering expenses include $250,000 that may be used as a non-accountable marketing and due diligence allowance.	$1,250,000

Operating Stage:

Reimbursement of Expenses to Manager:	Reimbursement of reasonable and necessary expenses paid or incurred by the Manager in connection with the operation of the Company, including any legal and accounting costs (which may include an allocation of salary) and any costs incurred in connection with acquisition of the Properties, including travel, surveys, environmental and other studies and interest expense incurred on deposits or expenses, to be paid from operating revenue.	Impracticable to determine at this time.

Acquisition Fee:	The Manager or an affiliate will be entitled to receive an Acquisition Fee in an amount up to 3% of the gross purchase price of each Property from the SPE acquiring the Property, including any debt attributable to such Property and any significant capital expenditures budgeted as of the date of acquisition. The Manager and/or its affiliates will also be reimbursed for customary acquisition expenses (including expenses relating to potential acquisitions that are not closed), such as legal fees and expenses, costs of due diligence (including, as necessary, updated appraisals, surveys and environmental site assessments), travel and communications expenses, accounting fees and expenses and other closing costs and miscellaneous expenses related to the acquisition of real estate properties.	Although the exact amount of the Acquisition Fee is not determinable at this time, if the Company were to invest the net proceeds from the maximum amount of the offering, with leverage up to a maximum amount of 65%, the aggregate Acquisition Fee would be approximately $4,286,000.

Asset Management Fee:	The Manager will be entitled to receive an annual Asset Management Fee in an amount up to 1% of gross revenues received by the Company from the Properties.	Impracticable to determine at this time.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of the Company’s shares of common stock as of June 30, 2020 for each person or group that holds more than 5% of our Shares, for each director and executive officer and for the directors and executive officers as a group. To our knowledge, each person that beneficially owns our Shares has sole voting and disposition power with regard to such Shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 5950 Berkshire Lane, Suite 850, Dallas, Texas 75225.

	Number of Shares		Percent of
Name of Beneficial Owner(1)	Beneficially Owned		All Shares
Phoenix American Hospitality, LLC	12,500		3.0%
W.L. “Perch” Nelson	12,500	(2)	3.0
Jay Anderson	0		0
Jan Kuehnemann	0		0

All directors and executive officers as a group (3 persons)	12,500	(2)	3.0%

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or Shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Consists of the 12,500 shares of common stock owned by Phoenix American Hospitality, LLC, of which Mr. Nelson may be deemed to be the beneficial owner.

Item 5.	Interest of Management and Others in Certain Transactions

For further information, please see Note 3, “Related Party Transaction,” in Item 7, Financial Statements.

Item 6.	Other Information

None

Item 7.	Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

American Hospitality Properties REIT, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of American Hospitality Properties REIT, Inc. (the “Company”), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholder’s (deficit) equity and cash flows for the year then ended, and the related notes to the financial statements. The balance sheet as of December 31, 2018, and the related statements of operations, changes in stockholder’s equity and cash flows for period from November 8, 2018 (Inception) to December 31, 2018 were audited by other auditors whose report dated May 13, 2019 expressed an unqualified opinion on those financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the 2019 financial statements referred to above present fairly, in all material respects, the financial position of American Hospitality Properties REIT, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ J.F. Bodden, P.C.
J.F. Bodden, P.C.

Dallas, Texas

July 6, 2020

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Balance Sheets

December 31, 2019

	2019	2018
ASSETS
Cash	$2,837	$25,000
Deferred offering costs	497,766	100,000
Prepaid expenses	30,980	-
TOTAL ASSETS	$531,583	$125,000
(blank)
LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY

Liabilities
Accounts payable	$402,999	$-
Accrued audit expense	19,385	4,000
Accrued organization expense	-	5,000
Accrued offering costs	-	100,000
Due to manager	840,184	-
Total Liabilities	1,262,569	109,000
(blank)
Stockholder’s (Deficit) Equity
Common stock ($0.01 par value per share, 1 million shares authorized, and 2,500 shares issued and outstanding)	25	25
Additional paid-in capital	24,975	24,975
Accumulated deficit	(755,985)	(9,000)
Total stockholder’s (deficit) equity	(730,985)	16,000
TOTAL LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY	$531,583	$125,000

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statements of Operations

For the year ended December 31, 2019 and

For the Period from November 8, 2018 (Inception) to December 31, 2018

	2019	2018
Revenues	$-	$-

Operating Expenses
Professional fees	-	4,000
Marketing and due diligence expense	185,330	-
Organization expenses	17,905	5,000
Other	543,750	-
Total expenses	746,985	9,000

Net Loss	$(746,985)	$(9,000)

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statement of Changes in Stockholder’s (Deficit) Equity

For the year ended December 31, 2019 and

For the Period from November 8, 2018 (Inception) to December 31, 2018

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s (Deficit) Equity
Balance at Inception	-	$-	$-	$-	$-

Common stock issued	2,500	25	24,975		25,000
Net loss				(9,000)	(9,000)

December 31, 2018	2,500	25	24,975	(9,000)	16,000

Net loss				(746,985)	(746,985)

December 31, 2019	2,500	$25	$24,975	$(755,985)	$(730,985)

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statements of Cash Flows

For the year ended December 31, 2019 and

For the Period from November 8, 2018 (Inception) to December 31, 2018

	2019	2018
Cash flows from operating activities:
Net loss	$(746,985)	$(9,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Change in other operating assets and liabilities:
Prepaid expenses	(30,980)	-
Deferred offering costs	(497,766)	-
Accounts payable	402,999	-
Accrued audit expense	15,385	4,000
Accrued organization expenses	(5,000)	5,000
Due to manager	840,184	-
Net cash provided by (used in) operating activities	(22,163)	-

Cash flows from investing activities:	-	-

Cash flows from financing activities:
Proceeds from common stock issued	-	25,000
Net cash provided by (used for) financing activities	-	25,000

Net increase (decrease) in cash	(22,163)	25,000

Cash, beginning of period	25,000	-
Cash, end of period	$2,837	$25,000

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

December 31, 2019 and 2018

1.	ORGANIZATION

American Hospitality Properties REIT, Inc., (the “Company”), a Delaware corporation, was formed for the sole purpose of investing in hotel properties (the “Properties” and each a “Property”), located in the United States, and to that end, hold, improve, mortgage, maintain, refinance, manage, lease and dispose of the Properties, acquire, own, manage and transfer the loans, and to that end hold, maintain, manage, dispose of and foreclose upon the property secured by the loans. The Company intends to purchase the Properties from unaffiliated sellers. The Company will own the Properties either directly or through special-purpose entities; however, the Company may purchase some of the Properties in connection with joint venture partners and may acquire long-term ground lease interests.

The Company was incorporated on August 13, 2018 and commenced operations on November 8, 2018 (“Inception”). On April 6, 2019, the Company changed its name from American Hospitality Properties Fund IV, Inc. to American Hospitality Properties REIT, Inc. As of December 31, 2018, the Company holds no investments in Properties.

The Company is currently wholly-owned and managed by Phoenix American Hospitality, LLC, (the “Manager”). The Manager expects to operate the Company for approximately five years, and no more than ten years. The Company in the process of offering up to 5,000,000 shares of stock for issuance at $9 per share in a Regulation A Offering Circular (the "Offering"), pending approval by the Securities and Exchange Commission. The Manager is entitled to be reimbursed for organization and offering expenses associated with the Offering, in an amount up to 2.5% of the gross offering proceeds from the Offering.

The Company has obtained the services of Phoenix American Financial Services, Inc. (“PHXA”) to administer the record keeping of the investors of the Company. PHXA is not related to the Manager and is an independent company in San Rafael, CA. PHXA will be responsible for maintaining the active list of investors, including the number of shares and amounts invested, distributing dividends, calculating commissions, and issuing statements to the investors.

2.	SIGNFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

b)	Cash

Cash is currently maintained at a major financial institution in the United States. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, the Company regularly monitors the financial stability of the financial institutions and believes that the Company is not exposed to any significant credit risk.

Future investments in the Company are held in escrow at UMB Bank (“UMB”). Investors wishing to purchase shares in the Company submit the appropriate paperwork to the Transfer Agent and their investment funds to UMB. These funds are not accessible to the Company or any creditors of the Company until they have been released from the escrow account and delivered to the Company account. UMB will hold these funds in escrow until the account reaches $1,000,000 in future investments, at which time the Company will have satisfied the minimum requirement for breaking escrow.

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

December 31, 2019 and 2018

As of December 31, 2019, there was $622,930 in funds held in escrow at UMB. (See Note 7 – Subsequent Events for subsequent activity.)

c)	Organization Costs

Organization costs include costs to establish the Company and enable it legally to do business, including incorporation fees, legal services pertaining to the organization and incorporation of the business, drafting of bylaws, and audit fees related to the initial registration and seed capital audit. Organization costs are charged to expense as they are incurred.

d)	Offering Costs

Offering costs include the legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, the reimbursement of bona fide due diligence expenses of broker dealers and commissions of selling broker dealers. These offering costs will be accounted for as a deferred charge until the Company begins selling the respective shares from the Offering, after which the offering costs will be offset against proceeds received from the Offering in the statement of changes in stockholder’s deficit.

Offering costs also include various charges of the Manager and other marketing related expenses. These offering costs will be charged to expense as incurred.

e)	Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

As of December 31, 2019, the Company had a loss of $746,985 in Unappropriated Retained Earnings, which would have created a deferred income tax asset of $156,867 based on the current 21% income tax rate. However, this asset was reduced by 100% to zero, as the Company has no immediate means of generating income to utilize this deferred asset in the immediate future.

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

December 31, 2019 and 2018

f)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates used by the Company.

3.	Related Party Transaction

As indicated in Note 1, the operations of the Company are administered by the Manager. The following is a summary of fees that will be paid to the Manager, or an affiliate, pursuant to the Offering circular. In the cases of partial ownership through a joint venture entity, the percentage of such fees that will be attributable to the Company will be equal to the Company's percentage ownership interest in the joint venture entity associated with a specific Property. See the Offering circular for further details.

Acquisition Fees

The Manager or an affiliate will be entitled to receive an acquisition fee in an amount up to 3% of the gross purchase price of each Property, including any debt attributable to such Property and any significant capital expenditures budgeted as of the date of acquisition (the “Acquisition Fee”).

Asset Management Fees

The Manager shall be entitled to receive a quarterly asset management fee in an amount up to 1% of gross revenues from the Properties (the “Asset Management Fee”).

Construction Management Fees

The Manager or an affiliate shall be entitled to receive a construction management fee in an amount up to 4% of the value of any construction or repair project at the Property (the “Construction Management Fee”).

Financing Fee

The Manager or an affiliate will be entitled to receive a financing fee in an amount up to 1% of the amount of any financing or refinancing obtained by the Company, or an affiliate, with respect to the Property. In the event a third-party loan broker is used, such third-party loan broker’s fee will be paid separately by the Company; provided, however, that the sum of the financing fee and any amount paid by the Company to a third-party loan broker will not exceed 1% of the financing obtained (the “Financing Fee”).

Disposition Fee

The Manager will be entitled to receive a disposition fee in an amount up to 1% of the gross sales price of each Property in connection with any sale, exchange or other disposition of the applicable Property. Any broker fee in an amount up to 1% of the gross sales price of the Property due a third-party broker in connection with any sale, exchange or disposition of a Property will be paid by the Manager out of its disposition fee (the “Disposition Fee”).

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

December 31, 2019 and 2018

Hotel Management Fees

The daily hotel operations of the Properties will be managed by PAH Management, LLC, a Delaware entity (the “Hotel Manager”), a related party to the Manager. This entity consists of ownership that includes parties that own portions of Phoenix American Hospitality, LLC. The management will be defined by an individual management agreement between each Property and PAH Management, LLC. The Hotel Manager is entitled to receive 3% of the total hotel operation revenues, which are paid monthly in arears (the “Hotel Management Fees”).

As of December 31, 2019, the Manager was owed $840,184 for expenses it has paid on behalf of the Company, including expenses for sales staff payroll, organization expenses, and general administrative expenses.

4.	Share Transactions

The Company’s net assets currently consist of one class of common stock. At December 31, 2019 and 2018, the Company had 1,000,000 shares authorized and 2,500 shares issued and outstanding, with a par value of $0.01 per share. These shares of common stock were sold to Phoenix American Hospitality, LLC on November 8, 2018.

5.	Manager Commitment

The Manager has committed to purchase 25,000 Shares of stock at $10 per share (for net proceeds to the Company of $250,000) in the Offering, 2,500 of which were purchased on November 8, 2018, 10,000 of which will be purchased when an additional $1,000,000 in stock purchases have been made under the Offering and the other 12,500 will be purchased on the date that the Offering has been terminated.

6.	Distributions of Cash Flow from Operations

The Company does not expect to declare any dividends until the proceeds are invested and generating operating cashflow. Once the Company begins to pay dividends, they expect to declare and pay them on a quarterly basis, or less frequently as determined by the Manager, in arrears. Any dividends paid will be based on, among other factors, the present and projected future cash flow.

Once applicable, the REIT distribution requirements generally require that the company make aggregate annual dividend payments to the stockholders of at least 90% of the REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain.

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

December 31, 2019 and 2018

7.	Subsequent Events

Management has evaluated subsequent events through July 6, 2010, the date the financial statements were issued.

As of January 23, 2020, the Company had reached the minimum $1,000,000 of investment in the company. At that time UMB released $1,060,930 to the Company.

As of July 2, 2020, total subscriptions aggregated approximately $3,883,084 for 415,492 shares issued.

In March 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The potential impact upon the Company of the COVID-19 pandemic cannot be determined at this time, but it could have a material adverse effect on the Company’s financial position, results of operations and cash flows resulting from matters including the financial condition and operations of the Company’s underlying investments and other factors impacting their fair value.

Item 8.	Exhibits

Exhibit Number	Description
1.1*	Form of Dealer Manager Agreement
2.1*	Form of Amended and Restated Certificate of Incorporation
2.2*	Form of Amended and Restated Bylaws
4.1*	Form of Subscription Documents (included in the Offering Circular as Appendix A and incorporated herein in reference)
11.1**	Consent of J.F. Bodden, PC

*	Previously filed
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in Dallas, Texas on July 7, 2020.

American Hospitality Properties REIT, Inc.

By:	/s/ W.L. “Perch” Nelson
	Name:	W. L. “Perch” Nelson
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ W.L. “Perch” Nelson	Chief Executive Officer	July 7, 2020
W.L. “Perch” Nelson

/s/ Jay Anderson	Executive Vice President	July 7, 2020
Jay Anderson